

02003565

BD 3/8

RECD S.E.C.

FEB 2 7 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 1993 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-53261 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Live Oak Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Webster, Rogers & Co, LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

## OATH OR AFFIRMATION

I, ______________________________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________________________________________, as of ______________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________________________________________

______________________________________________________________

______________________________________________________________

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
FEB 2 7 2002
8-53261

# LIVE OAK CAPITAL SECURITIES, INC.

## FINANCIAL REPORT

## DECEMBER 31, 2001

**LIVE OAK CAPITAL SECURITIES, INC.**
**Myrtle Beach, South Carolina**

CONTENTS



**Webster, Rogers & Company, LLP**

CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

Victor C. Webster, CPA
Frank M. Rogers IV, CPA
Francis A. Humphries, CPA/ABV, CVA
H. McRoy Skipper, Jr., CPA
W. Michael Grady, CPA, CVA
James R. King, CPA, CVA
Debra A. Turner, CPA/PFS
Robert L. Benson, CPA
Wesley A. Way, CPA
Bobby R. Creech, Jr., CPA
Joye Moore Johnson, CPA
Anthony C. Wrobel, CPA
James E. Rozier, CPA
Stephen M. Holladay, CPA
Thomas E. Fitzsimmons, CPA
Steve C. West, CPA
D.G.F. Bultman, Jr. CPA

Member

Division for CPA Firms AICPA

Members of
South Carolina Association of
Certified Public Accountants


McGLADREY NETWORK

Reply to Myrtle Beach Office

To the Board of Directors
**Live Oak Capital Securities, Inc.**
Myrtle Beach, South Carolina

We have audited the accompanying statement of financial condition of **Live Oak Capital Securities, Inc.** (a South Carolina corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows, for the period from inception (July 19, 2001) to December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Live Oak Capital Securities, Inc.** as of December 31, 2001, and the results of its operations and cash flows for the initial period then ended, in conformity with accounting principles generally accepted in the United States of America.



2110 Oak Street, Suite 200
P.O. Box 303
Myrtle Beach, SC 29578
Telephone: (843) 448-1500
Facsimile: (843)448-4957

246 Broad Street
P.O. Box 1758
Sumter, SC 29151
Telephone: (803) 773-4324
Facsimile: (803)773-7941

317 West Cheves Street
P.O. Box 6289
Florence. SC 29502
Telephone: (843) 665-5900
Facsimile: (843) 678-9523

1759 North Fraser Street
P.O. Drawer 1628
Georgetown, SC 29442
Telephone: (843) 546-2426
Facsimile: (843) 546-0028

11 Isabella Street
P.O. Box 20099
Charleston, SC 29413-0099
Telephone: (843) 577-5843
Facsimile: (843) 723-3075

E-Mail: wrmb@websterrogers.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Webster, Rogers & Company, LLP

Myrtle Beach, South Carolina
February 13, 2002

# LIVE OAK CAPITAL SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
December 31, 2001

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 6,252 |
| Prepaid expenses and other assets | | 1,167 |
| **TOTAL ASSETS** | $ | 7,419 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| Common stock, $10 par value - 100,000 shares authorized; 1,000 shares issued and outstanding | $ | 10,000 |
| Additional paid-in capital | | 11,570 |
| Accumulated deficit | | (14,151) |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 7,419 |

The accompanying Notes to Financial Statements are an integral part of these statements.

## LIVE OAK CAPITAL SECURITIES, INC.

### STATEMENT OF OPERATIONS
### For the Period from Inception (July 19, 2001) to December 31, 2001

| | |
|---|---|
| Revenues | $ - |
| Operating expenses: | |
| Advertising | 225 |
| Assessment fees | 300 |
| Consulting fees | 145 |
| Service and license fees | 13,533 |
| | 14,203 |
| **Operating loss** | (14,203) |
| Interest income | 52 |
| **Net loss** | $ (14,151) |

The accompanying Notes to Financial Statements are an integral part of these statements.

## LIVE OAK CAPITAL SECURITIES, INC.

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### From the Period from Inception (July 19, 2001) to December 31, 2001

| | Common Stock | Additional Paid In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Issuance of 1,000 shares of common stock upon inception | $ 10,000 | $ 11,570 | $ - | $ 21,570 |
| Net loss | - | - | (14,151) | (14,151) |
| Balance, December 31, 2001 | $ 10,000 | $ 11,570 | $ (14,151) | $ 7,419 |

The accompanying Notes to Financial Statements are an integral part of these statements.

## LIVE OAK CAPITAL SECURITIES, INC.

### STATEMENT OF CASH FLOWS
**For the Period from Inception (July 19, 2001) to December 31, 2001**

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net loss | $ (14,151) |
| Changes in operating assets and liabilities: | |
| (Increase) decrease in prepaid expenses and other assets | (1,167) |
| **Net cash used by operating activities** | (15,318) |
| Cash Flows from Financing Activities: | |
| Proceeds from issuance of common stock | 21,570 |
| **Cash and cash equivalents at end of period** | $ 6,252 |

The accompanying Notes to Financial Statements are an integral part of these statements.

**LIVE OAK CAPITAL SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**From the Period from Inception (July 19, 2001) to December 31, 2001**

## Note 1. Nature of Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The purpose of the Company is to participate in advisory and intermediary services related to business sales, which involve the private securities (stock) of client companies. Additionally, the Company serves as an agent (not a principal) in raising investment capital from institutional and accredited investors for client companies. The Company is a wholly owned subsidiary of Live Oak Capital Advisors, Inc. and offers its services in South Carolina, North Carolina, and Georgia. The Company was incorporated in the state of South Carolina on July 19, 2001.

## Note 2. Summary of Significant Accounting Principles

### Basis of Accounting

The financial statements of Live Oak Capital Securities, Inc. have been prepared on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

### Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

### Income Taxes

The Company has made an election to be treated as an S Corporation under the Internal Revenue Code and similar state provisions. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been included in the financial statements.

**Note 3. Net Capital Requirements**

The Company is a broker-dealer subject to SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the Company's first year of operations through July 2002). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $6,252 which was $1,252 in excess of its required net capital of $5,000.

**Note 4. Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

**Note 5. Commitments**

The Company has a securities management agreement with Live Oak Capital Advisors, Inc., its parent company, that requires 90% of all of the Company's success fees to be paid to Live Oak Capital Advisors, Inc. The agreement expires during July 2002 and contains automatic extensions of one-year terms unless either party terminates the agreement. The Company did not realize any success fees during 2001.

**Note 6. Concentrations and Credit Risks**

The Company maintains its cash balances at a local financial institution. The balances at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company had no uninsured amounts held at this institution.

# SUPPLEMENTAL INFORMATION

# LIVE OAK CAPITAL SECURITIES, INC.

## COMPUTATION OF NET CAPTIAL UNDER RULE 15C3-1
## December 31, 2001

| | |
|---|---|
| Total assets | $ 7,419 |
| Less: liabilities | - |
| Net capital | 7,419 |
| Charges against capital | |
| Non-allowable assets (prepaid expenses and other assets) | 1,167 |
| Adjusted net capital | 6,252 |
| Net capital required | 5,000 |
| Excess in capital | $ 1,252 |

Statement pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of December 31, 2001, filed on January 21, 2002.



# Webster, Rogers & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS






McGLADREY NETWORK

Reply to Myrtle Beach Office

## Independent Auditors' Report on Internal Control

To the Board of Directors
Live Oak Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Live Oak Capital Securities, Inc. (the Company), for the period from inception (July 19, 2001) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System



2110 Oak Street, Suite 200
P.O. Box 303
Myrtle Beach, SC 29578
Telephone: (843) 448-1500
Facsimile: (843)448-4957

246 Broad Street
P.O. Box 1758
Sumter, SC 29151
Telephone: (803) 773-4324
Facsimile: (803)773-7941

317 West Cheves Street
P.O. Box 6289
Florence. SC 29502
Telephone: (843) 665-5900
Facsimile: (843) 678-9523

1759 North Fraser Street
P.O. Drawer 1628
Georgetown, SC 29442
Telephone: (843) 546-2426
Facsimile: (843) 546-0028

11 Isabella Street
P.O. Box 20099
Charleston, SC 29413-0099
Telephone: (843) 577-5843
Facsimile: (843) 723-3075

E-Mail: wrmb@websterrogers.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Webster, Rogers & Company, LLP

Myrtle Beach, South Carolina
February 13, 2002